SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2010

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 (Translation of registrant's name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference herein are the following documents:

1.
Press release entitled "Alon Holdings Blue Square - Israel Ltd. Announces Midroog Ltd. Rating of "A1" for Potential Future Issuances of up to NIS 500 million (approximately US$132.7 million) of Debentures."

2.	A translation of Midroog's report.

Contact:
     Alon Holdings Blue Square - Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498
     Email: ellils@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES MIDROOG LTD. RATING OF "A1" FOR POTENTIAL FUTURE ISSUANCES OF UP TO NIS 500 MILLION (APPROXIMATELY US$ 132.7 MILLION) OF DEBENTURES

ROSH HAAYIN, Israel – August 10, 2010 – Alon Holdings Blue Square – Israel Ltd. (NYSE: BSI) (the "Company") announced today that Midroog Ltd. an Israeli rating agency, a 51% subsidiary of Moody’s ("Midroog"), announced that it had assigned an "A1" rating to any new debentures in the aggregate amount of up to NIS 500 Million (approximately US$132.7 million) nominal value, which may be issued in the future by the Company.

A translation of Midroog's report provided by Midroog can be found in the SEC internet site at www.sec.gov under the Company's filings.  The official report published by Midroog is in Hebrew.

The Company has not yet made any decision as to the offering of any securities, nor as to the scope, terms or timing of any such offering, nor is there any certainty that such an offering will be made.  A public offering of debentures, if made, will be made in Israel only.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities

##

Alon Holdings Blue Square - Israel Ltd. (hereinafter: "Alon Holdings") operates in three reporting segments: In its Supermarkets segment, Alon Holdings is the second largest food retailer in the State of Israel. A pioneer of modern food retailing in the region, Alon Holdings currently operates 207 supermarkets under different formats, each offering varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings sells “Non-Food” items both in supermarkets and in stand alone retail outlets, through its 85% subsidiary Bee Group Retail Ltd. In its Real Estate segment, Alon Holdings, through its TASE traded 78.35% subsidiary Blue Square Real Estate Ltd., owns, leases, and develops yield-generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

Alon Holdings Blue Square – Israel Ltd.*

Initial Rating Report – August 2010

* The compelling version is in Hebrew

Authors:
Lina Kantarovich, Analyst
Linak@midroog.co.il

Sigal Issaschar, Head of Corporate
i.sigal@midroog.co.il

Contact:
Avital Bar-Dayan, Senior VP
bardayan@midroog.co.il

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
Series Rating	A1

The rating is assigned to debentures to be issued by Alon Holdings Blue Square – Israel Ltd. (formerly: “Blue Square Israel Ltd.”), at a sum of up to 500 million nominal NIS value.

The rating is based on the following assumptions:

1.
The Company will complete the Dor Alon transaction in the outlined format (see below – a structural change is expected in 2010). Following the transaction, the Company will hold 80% of the shares in Dor Alon.

2.
In this transaction, the Company will distribute a 800 million NIS special dividend to the shareholders, of which 300 million NIS will be financed by the Company’s liquid balances and another 500 million NIS through financial debt (debentures and/or bank loans).

3.	The pro forma financial analysis for the transaction is based on pro forma figures as of December 31, 2009 obtained from the Company.

This report relates to the structure of the issuance, based on the data submitted to Midroog by August 8, 2010.In the event of changes in the structure of the issuance, Midroog will have the right to review and revise the rating that was assigned. Only after Midroog receives a copy of all the final documents relating to debentures will the rating assigned by Midroog be considered valid and Midroog will publish the final rating and a summary of the rating report.

Company Profile

Alon Holdings Blue Square – Israel Ltd. (“Blue Square” or the "Company”) is Israel’s second largest food retailer. Alon Israel Oil Company Ltd. (“Alon” or the "parent company”), a private holding company operating in the retail and energy sectors in Israel and overseas, holds 68.7% of the Company. In recent years, the Company has also extended its retail activity to the non-food field. Starting in 2009, the Company has been operating through three principal subsidiaries: “Mega Retail” (“Mega” – a 100% holding), which concentrates retail food activity; Bee Group Retail Ltd. (“Bee Group” – an 85% holding), which engages in non-food retail business; and Blue Square Real Estate Ltd. (“Blue Square Real Estate” – a 78.35% holding) 1, which holds real estate properties, most of which are currently leased for retail activity (the Company, together with the subsidiaries, shall hereinafter be called the "Group”). This structure is the result of a restructuring of the Group's holdings that commenced in December 2008 and was completed in the third quarter of 2009.

The Retail Food Sector

Food retailing is the Company’s core business. The Company operates in the institutional food market through 207 stores in five store formats. In recent years, the Company has strived to adapt its operations to changes taking place in the retail food market in Israel by opening neighborhood stores in the framework of the “Mega in Town” chain, opening the “Mega Bool” chain of hard discount (HD) stores, and deepening its penetration of the private label sector. Loss of market share, caused by late penetration of the discount stores sector, particularly in view of the economic slowdown, strengthened the Company’s competitors and had a negative impact on its financial results in the past two years. The Company’s market share in the institutional food sector declined from 25% in 2006 to 22% in March 2010. Despite its late entry, the Company quickly penetrated the HD sector by converting stores to the Mega Bool label. The Mega Bool chain currently has 49 outlets. In December 2008, the Company began operating in the private label sector, which it regards as one of its future growth engines. At the end of 2009, private label sales accounted for 6.5% of the company's sales.

1 The Square Real Estate notes are rated A1 with a negative outlook by Midroog.

In October 2007, the Company entered the health and organic food sector by acquiring a 51% controlling interest in the Eden Nature Market chain (“Eden chain”) for about 27 million NIS. The Company later provided the Eden chain with owner’s loans and guarantees, whose outstanding balance up to date is totaled in 56 million NIS. As of the end of the first quarter of 2010, the Eden chain had nine stores. The Company plans to expand the Eden chain, among other things by opening additional stores within the Mega chain stores. Company management expects the Eden chain to achieve an operating profit in 2011.

From 2007 until the first quarter of 2010, the Company invested about 621 million NIS in fixed assets. The significant investments resulted from the high-paced opening of new stores, the conversion of stores to the Mega in Town and the Mega Bool format, the expansion of the Eden chain, and the construction of a new logistics center for the Bee Group. These investments, together with the investments in expanding the non-food sector and the offer to purchase shares of Blue Square investment and properties (BSIP), pushed up the financial debt. The structural change carried out in the third quarter of 2009, within the framework of which Blue Square Real Estate acquired the real estate properties of Mega Retail, was accompanied by an increase in both consolidated financial debt (attributed largely to Blue Square RE) and the cash balance.

Alon Holdings Blue Square (Consolidated), Key Financial Data (NIS millions)

	Q1 2010	Q1 2009	FY 2009	FY 2008	FY 2007	FY 2006
	IFRS	IFRS	IFRS	IFRS	IFRS	IL GAAP
Revenues	1,831	1,765	7,349	7,429	6,982	6,515
Change in same store sales	1.2%	(7.1%)	(3.9%)	1.1%	1.2%	5.3%
Operating Profit (EBIT)	73	60	241	265	289	305
EBIT %	4.0%	3.4%	3.3%	3.6%	4.1%	4.7%
Net Profit	37	32	99	132	176	214
EBITDA *	116	100	406	419	430	436
Funds from Operations (FFO)	111	68	290	273	386	285
Cash flow from operations (CFO)	(12)	(4)	178	338	331	368
Investments in fixed assets	31	53	204	212	174	114
Purchase of investment real estate	0.3	2	9	70	21	-
Acquisition of minority shares in consolidated companies			8	186	5	-
Acquisition of intangible assets	7	4	26	30	15	-
Total balance sheet assets	5,401	5,316	5,163	4,445	4,219	4,072
Liquid financial assets	750	252	825	282	359	778
Debt	2,394	2,187	2,341	1,694	1,432	1,420
Of which: Debt of Blue Square Real Estate	1,546	928	1,576	936	799	813
Equity	1,184	1,130	1,222	1,096	1,248	1,232
Equity-to-balance sheet total	21.9%	21.3%	23.7%	24.7%	29.6%	30.3%

* EBITDA is not adjusted for the bonus component of employees’ options.

Over the years, the Company’s revenue has been on an upward trend, except for 2009. In 2003-2008, the Company posted 7.5% average annual growth, mainly due to expansion of the chain through the opening of new stores, rising demands fueled by economic growth, acquisition of activities and expansion into the non-food sector. As the Israeli economic slowed and competition from private chains intensified, the pace of growth in revenue slackened visibly, and revenues were down for the first time in 2009 by 1.1% compared to 2008. This was largely a result of a 3.9% drop in same store sales. Same store sales recovered strongly, with positive growth in the fourth quarter of 2009 and the first quarter of 2010. The opening of new stores and the timing of the Passover holiday had a positive impact on activity in the first quarter 2010, compared with the corresponding quarter in 2009. The Company’s operating profit has been on a downtrend since 2007, as a result of high operating expenses incurred in the expansion of the chains of stores on the existing formats and penetration into new formats. Losses incurred from the penetration and expansion of the Eden chain also affected the Company’s results. The Company reported an improvement in operating profit in the first quarter of 2010, compared with the corresponding quarter in 2009, due mostly to operational streamlining.

The Non-food Retail Sector

The Company’s non-food retail activity is conducted through Bee Retail. Activity in this sector has expanded in recent years through mergers and acquisitions. The Group currently has 266 stores in a number of chains: Kfar HaShashuim (toys), Vardinon (home textiles), Naaman (houseware), Dr. Baby (baby products), and others. The stores are operated mostly through franchises. In 2008 the Company increased its holding in the Group from 60% to 85% at a cost of 35 million NIS, and has an option to acquire the remaining 15%.

The Real Estate Sector

Blue Square Real Estate, which handles the ownership and management of the Blue Square Group’s real estate properties, owns 244,000 sq.m. in real estate properties and land. This includes 102 properties covering 207,000 sq.m. leased to Blue Square companies in the retail food and non-food sectors, as well as 114 properties covering 28,000 sq.m. leased to external parties, generating annual revenue of about 21 million NIS. In 2009, 85% of Blue Square Real Estate’s revenue came from leasing properties for Blue Square’s retail activity.

Over the past year, the Company has stepped up its activity in development and operation of income-producing real estate through Blue Square Real Estate. Last year, Blue Square Real Estate issued about 410 NIS million in debentures for this purpose. Blue Square Real Estate recently won a tender to buy land in the Tel-Aviv wholesale market in cooperation with Gindi Investmentson which it will build aresidential neighborhood that will include a large shopping center and public buildings.

Structural Change Expected in 2010

Blue Square, Dor Alon, and the parent company, Alon Holdings, recently announced that a structural change in the group was approved. The principal change involves the sale of all Alon’s holding in Dor Alon (80%) to Blue Square. In exchange for Dor Alon’s shares, Blue Square will issue 20.3 million of its shares to Alon at a 1.8 converting ratio, with the price to be determined by the market price on the date the transaction is signed. After the transaction, Alon will hold 78.44% of Blue Square’s share capital. At the same time, in the framework of the transaction, Blue Square plans to distribute a 800 million NIS special dividend through a reduction of capital, subject to approval from the the Court. About 500 million NIS of the dividend will be financed by increasing Blue Square’s financial debt, and the remainder from the Company’s liquid balances.

The business strategy underlying the transaction is to maximize the synergy between the Group’s various activities, especially between retail food activity and convenience stores at gas stations.

Dor Alon engages in the development, construction, and operation of gas stations and nearby shopping centers, and markets fuel and other consumer products at gas stations and elsewhere. The company also holds a controlling interest in the AM:PM chain of convenience stores, which has 45 stores in the Dan region. Midroog assigned an A2 rating to debentures issued by Dor Alon.

Alon Holdings Blue Square Israel (Consolidated), Pro Forma Data

	Alon Holdings Blue Square Israel (Consolidated) 2009 - Actual	Dor-Alon 2009 - Actual	Pro Forma Consolidated
Revenues	7,349	3,704	11,053
Operating Profit (EBIT)	241	186	427
EBITDA	406	272	678
EBITDAR	611	394	1,005
FFO	277	145	422
FFOR	383	226	609
Net debt	1,251	1,435	2,686
Rent-adjusted net debt	3,429	2,411	5,840
Liquid balances	182	254	436
Rent adjusted liquid balances	884	254	1,138

Sector Risk

Midroog estimates that the retail food sector is characterized by low risk. The sector's main strengths: stable level of demand which is more immune to volatility resulting from recessions and economic crises; medium-to-high entry barriers (the transition from activity through locally deployed stores to a countrywide chain calls for added investments in infrastructure, identifying attractive locations in high-demand areas, connections with suppliers, and investments in working capital and leasehold improvements; the limited size of the Israeli food market and the fierce competition are also entry barriers); wide range of business; relatively low working capital needs; and relatively low permanent investment requirements.

The sector's main risks: intense competition that is price-focused (starting in 2008, we have seen growing competition between the two major chains, and with the private chains. The drop in sale prices lowered revenues and put unremitting pressure on the profit margins of the large chains); small size of the Israel food retail market which does not make room for the accelerated growth of the marketing chains – this is particularly relevant to the large chains; profitability is relatively low – the operating profit of the large marketing chains in Israel does not compare favorably with the operating profit in other economic sectors.

Major Considerations Underlying the Rating

The Company’s rating is based on the structure of Blue Square's holdings following the structural change scheduled for 2010. Blue Square was evaluated as an operational holding group in the retail sector: food, fuel, and non-food. The Group’s real estate sector was analyzed separately. The quality of the real estate company credit was factored into the rating according to its rating (A1/negative outlook).

The rating took into account the Company’s major strong points, including its senior status in the Israeli retail food sector, reflected in a dominant market share based on a strong and longstanding brand, broad geographical spread and presence in all types of specialized chains. The structural change, in the wake of which the Company will hold Dor Alon, is expected to bolster the Group’s position in the retail sector in the middle and long term, and to generate synergetic advantages. The substantial market share creates economies of scale in trade and logistics. The Company has a number of growth engines, including its private label and the Eden Nature chain, which are expected to make a positive contribution to growth in revenue and profitability in the next few years.

The moderate risk in the retail food sector and its local characteristics were also a positive consideration in the rating. The retail fuel and convenience stores sector, which is Dor Alon's core business, also feature relatively moderate business risk. Dor Alon has a very good reputation in the sector for innovation and high growth rates. The retail food and retail fuel sectors have similar risk levels, and the added sector spread had little effect on the rating.

Together with its strengths, we should note the risk factors such as the Company and Dor Alon’s policy of making large capital investments, and Blue Square’s extensive distribution of dividends in recent years. Among other things, the dividend is designed to service a high level of the parent company's debt. These parameters contribute to weakening the Company’s free cash flow and raising the leverage. Moreover, together with the advantages that the Dor Alon transaction provides the Company, the transaction involves higher net debt and slower coverage ratios for the two companies as consolidated. The ratio of rent-adjusted financial debt to EBITDAR is expected to go up from 4.3 before the transaction (Blue Square data only) to 5.6 immediately following the transaction (Blue Square figures consolidated with Dor Alon). The ratio of rent-adjusted debt coverage to FFO is expected to rise from 6.4 to 9.1. We believe that the synergy potential of the Dor Alon transaction should improve the coverage ratios. Furthermore, the maturing of strategic processes at Blue Square should also contribute to improved profits and operational cash flow.

In view of the above, the rating was assigned based on the following assumptions:

1.
The maturing of business processes for improving Blue Square’s profitability, while realizing some of the potential synergy with Dor Alon, are expected to lead within four quarters of finalizing the deal to an improvement in the ratio of adjusted debt to EBITDAR to a range of 4-5 times. In any case, the ratio shall not exceed 5.0 times, starting at the end of this period, mentioned above.

2.
The rating is supported by company’s financial policy of improving its operating coverage ratios, whilst doing so, the dividend distribution will not exceed 50% of the annual net profit, until a permanent and substantial improvement in the coverage ratios occurs.

Strengths

Dominant position in the food retail market in Israel

The Company is prominently positioned in the food retail sector in Israel, with a dominant market share, longstanding and strong brand and branches all over the country. In recent years, the Company has demonstrated a broad and innovative perception of the retail sector by expanding operations outside of the traditional food sector. Its operations in this field have included opening a "Mega in Town" format store in order to catch up with the burgeoning trend of convenience stores in city centers. The Company has an advantage over the competitors due to the historical prime and attractive locations of the stores. The Company has also strengthened its position by penetrating the health food sector by acquiring the Eden Nature health food chain and developing the non-food retail sector.  The maturation and synergy of the business development of the various sectors need more time and will be proven in the future. The "YOU" customer club has close to 700,000 members.

The Non-Food Chain features relatively high growth and profitability

Sales in the non-food sector are characterized by growth tendency due to the introduction of new activities through the acquisitions, made in the last few years, and the organic growth of the chain. Profitability of the non-food chain is relatively high compared to the food retail sector.

Stable and relatively strong operating cash flow due to the large volume of activity and low working capital needs

The Company has been generating strong operating cash flows over time, supported by low working capital needs. The characteristics of the sector and the Company's operations make it relatively possible to predict future cash flows. At the same time, the heavy investments made in recent years, as well as the distribution of dividends in some years, have weighed down on the free cash flows and have contributed to increase the financial leverage.

Good liquidity and financial flexibility

The Company's liquidity relies on its strong cash-generating ability and its accessibility to the banking system, although the Company does not have underwriting facilities (unused on-call facilities totaled about 176 million NIS on March 31, 2010). On March 31, 2010 the Company had significant cash balances, which are expected to decline due to the scheduled distribution of the special dividend. The Company also has a high balance of credit card customers, totaling about 500 million NIS on average, which is paid at the beginning of the month and is therefore not reflected in the balance sheet data. This feature contributes to liquidity and financial flexibility. The Company owns real estate property, most of which it uses for its operations, which also has a liquidity potential should the properties be sold or sublet. It is noteworthy that most of the Company's assets are unencumbered. There are covenants and liens on some of the assets of the Bee Group and Blue Square Real Estate against loans.

Projected scale-back of investments in the coming years

In 2006 the Company began making large-scale investments in fixed assets, which mainly involved opening up new stores, renovating existing ones and investing in data systems. In addition, the Company made two significant investments during the year 2008: it increased its holding in the Bee Group by acquiring another 25% of the group's share capital for about 35 million NIS and submitted a tender offer for all shares of Blue Square Assets & Investments for about 151 million NIS. Scaling back the pace of investments is also expected to contribute to the improvement of the free cash flow.

Business and Financial Risks

High leverage and relatively slow coverage ratios

The consolidated debt balance on March 31, 2010 stood at about 2.4 billion NIS. Most of the debt is long-term. The significant share of this debt, about 1.5 NIS billion, stems from Blue Square Real Estate and consists mainly of notes. The retail activity is largely financed by suppliers' credit. Weaker financial results alongside an increase in the debt by the companies in the group has lowered the Company's coverage ratios and eroded its financial strength.
Debt Distribution, March 31, 2001 (NIS M)

In evaluating the coverage ratios, Midroog deducted the financial debt and the cash balances entered in the balance sheets of Blue Square Real Estate. At the same time, a theoretical financial debt was added to the remaining financial debt against discounting the rental expenses of the stores used for the food retail activity (rented from both Blue Square Real Estate and from third parties). A similar adjustment was made for Dor Alon 2.  At the same time, the value of the holding of Blue Square in Blue Square Real Estate was deducted from the adjusted debt according to market value. Based on these adjustments and before the Dor Alon transaction, the ratio of rent-adjusted net debt coverage to EBITDAR for 2009 stood at 4.3 years and the ratio of rent-adjusted net debt coverage to FFO stood at about 6.4 years. After the Dor Alon transaction, based on the adjusted debt, the ratios are slowed down to 5.6 and 9.1, respectively.

The Eden chain still needs to prove the establishment ability

The Eden chain, which was significantly expanded over the last two years, is still not generating operating profit due to the time gaps between the opening of the stores (and the cost of the fixed and variable expenses that this entails) and the maturation and achievement of sale targets. According to the Company's forecast, the end result test for Eden will be during 2011.

2 All the ratios are adjusted according to Midroog's methodology "The Retail Sector – Rating Methodology", August 2010.

Extensive Dividend Policy

Up to 2008, the Company had a broad dividend distribution policy, and in period of 2005-2009 about 88% of its accumulated net profits were distributed as dividends. That said, in 2009 no dividends were distributed. The Company had an accumulated deficit as of March 31, 2010 of about 110 million NIS within its equity. Midroog expects a restrained distribution of dividends due to the expected increase in company's leverage, in order to reduce the long-term level of leverage.

Real estate development is a business characterized by a significantly higher risk than the yield-generating real estate

In April 2010, the BSRE board of directors approved the acquisition of leasehold rights at the site of the Tel-Aviv wholesale market in equal parts with Gindi Investments Ltd. The project is centrally located in downtown Tel-Aviv, and therefore has a good marketing potential. Despite its potential, the inherent risk in the construction, marketing and occupancy of the project is relatively high compared to the financial profile of the rest of the Company's activities. The level of risk is also expressed in the Company's inexperience in building an integrated project of this complexity and scale, not to mention its dependency on a partner, who is supposed to manage the entire construction of the project and market the residential part. The Company's real estate development activity was a risk factor that was taken into account in assigning the rating. If the real estate development activity of Blue Square Real Estate is expanded significantly, it may have implications on the Company's rating and will be evaluated based on the scope of the activity in relation to the Company's overall operations and in view of the reciprocity between the Company and the subsidiary.

Rating Outlook

Factors likely to upgrade the rating:

•	Significant reduction of leverage and marked improvement in coverage ratios

•	Substantial improvement in long-term free cash flow (FCF)

Factors liable to downgrade the rating:

•	No improvement in the rent-adjusted debt coverage to EBITDAR to below 5.0 years within a range of four quarters from the date the transaction is finalized

•
Distribution of a dividend above 50% of the net profit. It should be noted that over time, Midroog will evaluate the Company's dividend distribution policy accordingly to continued improvement in the coverage ratios

•	A weakening in the Company's business position, as expressed, among other things, in its market share, competitive position, positioning vis-à-vis suppliers, etc.

Related Methodology Research

•	"The Retail Sector – Rating Methodology", August 2010

•	The methodology research is published at www.Midroog.co.il

Financial Terms

Interest expenses Interest	Net financing expenses from Income Statement

Cash flow interest expenses Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows.

Operating Profit EBIT	Pre-tax profit + financing + non-recurring expenses/profits.

Operating profit before amortizations EBITA	EBIT + amortization of intangible assets.

Operating profit before depreciation and amortizations EBITDA	EBIT + depreciation + amortization of intangible assets.

Operating profit before depreciation, amortization and rent/leasing EBITDAR	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.

Financial Debt Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing

Net Financial Debt Net Debt	Debt - cash and cash equivalent – long-term investments

Capital base Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet

Capital investments Capital Expenditures (Capex)	Gross investments in equipment, machinery and intangible assets

Funds from Operations* Funds from Operations (FFO)	Cash flow from operations before changes in working capital and before changes in other asset and liabilities items

Cash flow from operating activity* Cash Flow from Operations (CFO)	Cash flow from operating activity according to consolidated cash flow statements

Disposable cash flow* Retained Cash Flow (RCF)	Funds from operations (FFO) less dividend paid to shareholders

Free Cash Flow* Free Cash Flow (FCF)	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends received from investees will be included in the calculation of operating cash flows even if they are not entered in cash flow from operating activity.

Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the notes are in the middle of the letter-rating category; and modifier 3 indicates that the notes are in the lower end of the letter-rating category.

Report No: CTR050810500M

Midroog Ltd.., Millennium 17 Ha’Arba'a Street, Tel-Aviv 64739
Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il
© Copyright 2010, Midroog Ltd. (“Midroog”). All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2010	ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

By:
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary